June 14, 2006

Mail Stop 4561

Mr. Mark E. Yale
Chief Financial Officer
Glimcher Realty Trust
150 East Gay Street
Columbus, Ohio 43215

Re: Glimcher Realty Trust
        Form 10-K for the year ended December 31, 2005
        Filed February 24, 2006
        File No. 1-12482

Dear Mr. Yale:

        We have reviewed your response letter dated June 2, 2006 and have the following additional comment. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Depreciation and Amortization, page 59

1.   We have read your response to prior comment 2 and note that the cash allowances relate to payments made to retailers that legally own their store location including the underlying land. Please confirm to us that you make the payments to these retailers directly, that you do not have a lease relationship with these retailers and that the retailers are not your tenants. In addition, please clarify whether you

receive payments from these retailers that are recorded as revenues. If so, tell us
how you considered EITF 01-9 in your accounting treatment.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your
response to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please file your cover letter on EDGAR. Please understand
that we may have additional comments after reviewing your response to our comment.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the
undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant